SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

For the current first quarter-to-date:

a)

Deferred Expenditures: N/A

b)

Aggregate expenditures made to parties not at arm’s length: N/A

2.

For the quarter under review:

a)

Summary of securities issued during the period: None

b)

Summary of stock options granted during the period: None

3.

As at the end of the first quarter:

a)

Authorized capital:

50,000,000

Issued and outstanding:

40,970,175

a)

Summary of options, warrants and convertible securities outstanding:

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding		Expiration Date of Share Purchase Warrants
			Exercise Price

May 31, 2001	2,450,000	2,190,724	$0.18	10/09/10
May 31, 2002	284,000	284,000	$1.00	10/09/10
May 31, 2003	246,273	246,273	$1.00	10/09/10
May 31, 2003	12,527	12,527	$1.00	10/09/10
October 9, 2003	1,182,973	1,182,973	$1.00	10/09/10
May 31, 2004	27,000	24,000	$1.00	08/15/10
May 31, 2005	143,335	143,335	$1.00	08/15/10
August 10, 2005	3,000	3,000	$1.00	08/15/10

      c)

Number of common shares in escrow:

Nil

Number of common shares held in pool:

Nil

a)

Directors:

Avtandil Koridze

Stuart C. Lew

Bakytzhan Oralbekov

Phillip Webber

William Kaska

Schedule C

PowerNova Technologies Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the results of operations and financial condition of the Company for the first quarter ended August 31, 2007 with comparison to previous quarters should be read in conjunction with the Financial Statements.

Hydrogen Production Technology Research and Development Status

Several transition metal complexes have been found capable of catalyzing alkane dehydrogenation. The most promising to date are the iridium “pincer” complexes. However, these complexes cannot find practical application due to some circumstances; for example, the rate of dehydrogenation is still insufficient and product inhibition and isomerization of primarily formed 1-alkenes into less valuable internal alkenes take place.

Our lab at the Russian Academy of Sciences in Moscow continues to search for and develop new approaches to the design of novel pincer complexes. One pathway the lab is exploring is the substantial modification of the pincer ligand, including a change of its electronic and steric properties. PowerNova’s scientists are attempting to create a new generation of pincer complexes as catalysts for alkane dehydrogenation. Based on conceptually novel binuclear pincer complexes, this approach may lead to improved catalysts that are not currently available.

The lab has successfully demonstrated that it is possible to synthesize bimetallic, metallocene-based pincer complexes. This has not been evident a priori from the geometric characteristics.

The next step included the study of our systems as catalysts for alkane dehydrogenation. As we have recently established, our systems reveal high efficiency in the dehydrogenation of alkanes. This efficiency is comparable with the best known systems up to date.

In the near term, the advantages of our metallocene-based pincer complexes as catalysts will be fully explored.

The focus is on generating relevant data so that potential customers and/or partners can evaluate our technology.

Patent

PowerNova was granted a U.S. patent (#6909009) for its hydrogen production technology on June 21, 2005.  The full name of the patent is Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts. The patent can be viewed on the United State Patent and Trademark Office website.

Over-The-Counter Bulletin Board Listing Status

We have sent four submissions of the Form 20-F to the Securities and Exchange Commission and have received their comment letters.

After we have complied with all of the requirements of the Securities and Exchange Commission, we intend to retain a market maker to make an application with FINRA to list our securities on the OTC Bulletin Board.

Results of operations

For the first quarter ended August 31, 2007 the Company reported a net loss of $5,918 or $0.00 per common share. The net loss for the first quarter ended August 31, 2006 was $17,497 or $0.00 per common share. The decrease in the net loss was due to the changes in expenditures in the areas of office expenses and bank charges and management salaries.

Revenues for the first quarter ended August 31, 2007 were $0 compared with $0 for the first quarter ended August31, 2006. Revenue from the sale and licensing of PowerNova’s hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $7,033 for the first quarter ended August 31, 2007 compared with $17,497 for the first quarter ended August 31, 2006.

Liquidity and Capital Resources

At August 31, 2007, the Company had cash of $624 compared with $569 at August 31, 2006. Cash used for operations before working capital totaled $0 for the first quarter ended August 31, 2007 compared with $0 for the first quarter ended August 31, 2006.

Capital expenditures for the first quarter ended August 31, 2007 were $0 compared with net expenditures of $0 for the first quarter ended August 31, 2006.

Risks and Uncertainties

There is no guarantee that the Company’s shares will trade on the OTC:BB. The hydrogen production technology is in the research and development phase and its operational characteristics will not be known until the catalyst is completed and tested. The success of the technology depends on its commercial viability and this in turn depends on the demand from industrial and chemical plants that require hydrogen and from fuel cell manufacturers or commercial viability in the production of olefins. Also, lack of revenues during the research and development stage of the technology means that the Company must rely on private and public financings to continue its operations.